JAMES D. EVANS	July 3, 2019	EMAIL JEVANS@FENWICK.COM Direct Dial (206) 389-4559

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer López, Staff Attorney
Lilyanna Peyser, Special Counsel
Bill Thompson, Senior Assistant Chief Accountant
Donna Di Silvio, Staff Accountant

Re:	Peloton Interactive, Inc.
Draft Registration Statement on Form S-1
Submitted May 24, 2019
CIK No. 0001639825

Ladies and Gentlemen:

We are submitting this letter on behalf of Peloton Interactive, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 20, 2019 (the “Letter”), regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001639825) confidentially submitted by the Company to the Commission on May 24, 2019 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Confidential Submission No. 2 (“Draft No. 2”) to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. With this letter, we have enclosed four copies of Draft No. 2 in paper format, marked to show changes from the Draft Registration Statement as initially submitted, all of which is being transmitted via overnight courier.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 2 to update certain other disclosures. Capital terms used and not otherwise defined herein have the same meanings as specified in the Draft Registration Statement.

Prospectus Summary

Our Industry and Opportunity, page 3

1.	Please revise the heading “Peloton’s Current Markets” on the graph on pages 4 and 94 to remove the reference to “current” as it appears that your graph relates to potential market opportunities.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

The Company advises the Staff that it believes the markets included in the graph on pages 4 and 94 of the Draft Registration Statement properly reflect the total addressable market represented by the Company’s current and announced markets. The figures in the graph represent only households in the four countries in which the Company currently has or has announced operations. The Company currently sells its products and services in the United States, Canada, and the United Kingdom and has announced that it will begin offering its products and services in Germany in the winter of 2019. The Company believes it has significant long-term opportunities beyond these identified geographies but to be conservative has not included these in its calculations. In response to the Staff’s comment, and to further clarify the graph, the Company has added a footnote to the graph on pages 4 and 94 of Draft No. 2 denoting that the markets covered include the Company’s total addressable market within those markets in which the Company currently sells its products and services and the markets in which the Company has announced it will be selling its products and services in the near-term.

Selected Consolidated Financial and Other Data

Non-GAAP Financial Measures, page 58

2.

We note your calculation of Adjusted EBITDA for each period presented excludes “extraordinary” litigation expenses which are defined as litigation expenses that are outside of the ordinary course of business. Please tell us how you define litigation expenses that are outside the ordinary course of business and your basis in identifying the litigation expenses as extraordinary. Refer to Question 102.03 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company advises the Staff that when the Company calculates Adjusted EBITDA it adds back extraordinary litigation expenses to net loss when such expenses relate to unique matters that are not attendant to the Company’s normal and continued business activity. The Company does not, however, add back litigation expenses that arise within the ordinary course of business in its calculations of Adjusted EBITDA. Litigation expenses that the Company considers to be within the ordinary course of its business, include, but are not limited to, recurring fees relating to intellectual property, real estate, employee, and customs matters. Litigation expenses that are added back to net loss to calculate Adjusted EBITDA due to their extraordinary and non-recurring nature consist of legal settlements and related fees for specific proceedings unrelated to the Company’s day-to-day business operations. The Company advises the Staff that an example of such extraordinary litigation expenses are those expenses related to the legal proceedings for the VR Optics and Downtown Music Publishing litigations. Because expenses relating to extraordinary litigation do not represent recurring expenses arising in the Company’s ordinary course of business, the Company believes it is proper to add back such expenses to net loss when calculating Adjusted EBITDA as they are not indicative of the Company’s overall operating performance.

3.

Your non-GAAP measures exclude content costs for past use (costs related to music used in the Company’s service prior to the commencement of a formal agreement with certain licensors). Please tell us in more detail about the nature of these payments and why they were not contemplated in your reported results in prior periods. Further, we note these costs are reflected as an adjustment in each of the periods presented and it appears that you are in negotiations with additional music rights holders to pay for your uses of musical compositions and sound recordings to-date. Please tell us why you exclude these payments from your non-GAAP measures, your expectation for similar payments in the future and your consideration of Question 100.01 and 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

The Company advises the Staff that it accounts for music royalty fees, including content costs for past use, as a component of subscription cost of revenue in each reporting period. Comprehensive and accurate ownership information for the musical compositions embodied in sound recordings used in the Company’s workouts is sometimes unavailable or, in some cases, impossible to obtain. The Company has historically recorded its best estimate of music royalty expenses, including content costs for past use, using the information available at the time of the estimation. The accounting for past use costs are not accounting errors or out-of-period accounting corrections. Rather, the associated liabilities for past usage of music content were recorded when determined to be probable and amounts could be reasonably estimated. This assessment required a significant amount of judgment. Payments are made pursuant to negotiated arrangements to resolve instances of past use at the same time the Company enters into go forward license agreements with music rights holders. The Company has entered into license agreements to obtain rights to use music in its service from a broad base of music rights holders, including with major record companies (including, but not limited to, Sony Music Entertainment, Universal Music Group, and Warner Music Group), independent record labels, major music publishers (including, but not limited to, Sony/ATV Music Publishing, Universal Music Publishing Group, and Warner/Chappell Music), and independent music publishers and administrators who collectively hold the rights to a significant number of sound recordings and musical compositions. In addition, the Company has built Crescendo, an internally developed music content management and reporting system that allows instructors to create class playlists from a selection of songs licensed to the Company. Accordingly, the Company believes that payments for past content use will decrease over time because the Company has actively addressed instances of past usage of musical compositions and sound recordings and reached agreements with a broad base of music rights holders. Moreover, the Company has measures in place to limit any potential improper use in the future through the Company’s investment in technology, including Crescendo. Accordingly, the Company expects that content costs for past use, if any, would only be related to music usage from prior to when the Company introduced Crescendo. After considering Questions 100.01 and 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Company believes it would be misleading to potential investors to include in the Company’s historical subscription contribution margin and Adjusted EBITDA measures past use payments that the Company expects to significantly decrease in the future and that adjusting for these costs in the manner reflected in the Draft Registration Statement is more indicative of future results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

4.

In light of your growth strategies, including your expected expansion to other geographies, please revise your disclosure to discuss the nature of your material commitments for capital expenditures affecting your growth initiatives. In this regard, we note your disclosure that “[you] intend to procure additional space as [you] add employees and expand geographically.” Refer to Item 303(a)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 84 of Draft No. 2 to include expanded disclosures relating to the Company’s anticipated capital expenditures.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

Overview of Our Business and History, page 61

5.

Please explain the difference between your 1.25 million Members and 564,000 Connected Fitness and Digital Subscribers disclosed in your graph of key milestones. For example, clarify if the difference relates to Members with inactive Peloton accounts or multiple members under the same Connected Fitness Subscription. Additionally, please disclose why you track the number of Members in order to contextualize for investors the significance of 1.25 million amount. As a related matter, please also define and quantify the term Total Global Subscribers included on the top left corner of your graph.

The Company advises the Staff that as a supplement to the Company’s key operational and business metrics, including the number of Connected Fitness Subscriptions, the Company has disclosed the number of Members in the Draft Registration Statement in order for potential investors to better understand the scale of the Company’s platform and market penetration. The Company defines a Member as any individual who has a Peloton account. The difference between the Company’s number of Members and Connected Fitness Subscribers and Digital Subscribers is that multiple Members can be associated with a single Connected Fitness and Digital Subscription. For example, as of March 31, 2019, the average Peloton Connected Fitness Subscription was used by approximately 2.0 Members, meaning the number of individuals using the Company’s services is significantly higher than the number of Connected Fitness Subscriptions. Understanding the number of unique users is important to the Company’s business for a number of reasons, including that it helps the Company understand its Members’ demographics and additional market opportunities, as well as the breadth of its sales opportunities through word-of-mouth referrals, which is currently one of the Company’s largest sales channels.

In response to the Staff’s comment, the Company has revised the graph on pages 61 and 62 of Draft No. 2 to quantify the total number of global subscribers and clarify where potential investors can find the location of the relevant definitions in the Draft Registration Statement. In addition, the Company has revised the disclosure on page 62 of Draft No. 2 to expand its disclosure relating to the reasons the Company has disclosed the number of its Members.

Our Business Model, page 62

6.

We note your presentation of Subscription Contribution Margin in the second paragraph of page 62 and related discussion precedes the most directly comparable GAAP measure. Also your tabular presentation “Key Operational and Business Metrics” on page 66 includes non-GAAP measures without the presentation of the most directly comparable GAAP measures. Please revise to identify these measures as non-GAAP and revise to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised its disclosures on pages 62 and 66 of Draft No. 2.

7.

We note that “engagement over time, across [y]our cohorts of Connected Fitness Subscribers” is measured by the Average Monthly Workouts per Connected Fitness Subscriber and the Total Workouts per Connected Fitness Subscriber, and that “[e]ngagement is the leading indicator

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

of retention for [y]our Connected Fitness Subscribers.” In light of these disclosures, please discuss how the 95% retention rate measured by the weighted-average Connected Fitness Subscribers that is disclosed on pages 5 and 95 relates to the “engagement” retention rate discussed on page 63.

The Company advises the Staff that the Company engaged a third-party to analyze the raw user metrics and analytics the Company collected from all Peloton Bikes over the course of a four-year period of time in order to ascertain the most accurate predictors of Subscriber churn and retention from a set of pre-determined variables. These variables included age, gender, subscription payment guarantees, number of subscription payments made, the total monthly distance ridden by the user, and the number of monthly bike workouts. The results of this analysis indicated that a lack of engagement, as measured by a decrease in the number of monthly bike workouts, was the leading indicator of churn. Based on this third-party analysis, the Company concluded that engagement, or number of monthly bike workouts, is the leading indicator of retention of the Company’s Connected Fitness Subscribers.

8.

We note your last graph on page 63 and your disclosure that “engagement for each cohort has been consistent or improved over time.” In this regard, please discuss the reasons that Average Monthly Workouts for Connected Fitness Subscribers who joined in FY 2017 decreased during FY 2018 when compared to FY 2017. Please also discuss the extent to which the available cohort data evidences any material known trends or uncertainties; for example, it appears that with respect to the FY 2016 and FY 2017 cohorts, Average Monthly Workouts per Connected Fitness Subscriber grew at a lower percentage or decreased between periods.

The Company advises the Staff that the decrease for Average Monthly Workouts for Connected Fitness Subscribers who joined in FY 2017 during FY 2018 when compared to FY 2017 suggests a sensitivity which the Company does not perceive as meaningful to potential investors. The Company does not view the variation of approximately one workout between periods – here a decrease from 8.7 in FY 2017 to 7.2 in FY 2018 for the Connected Fitness Subscribers who joined in FY 2017 – as an indication of a meaningful trend, including engagement, particularly because this cohort’s Average Monthly Workouts again increased to 8.7 during the 12-month period ended March 31, 2019, thereby illustrating that this cohort continues to consistently use the Company’s platform and that any minimal decrease during a discrete period is not illustrative of a more significant trend. Moreover, the Company does not believe that meaningful trends from one distinct period to the next are generally ascertainable from the cohort data for Average Monthly Workouts for Connected Fitness Subscribers as variations of one or several workouts in a given period are not indicative of overall continued use of the Company’s platform, as measured by Average Net Monthly Connected Fitness Churn. The Company’s view that any discrete decreases in Average Monthly Workouts in a particular period is not meaningful trend information is supported by the fact that the Company’s Average Net Monthly Connected Fitness Churn remains low across the periods presented.

9.

Where you discuss your compelling unit economics, please enhance your discussion to contextualize and quantify your Connected Fitness Subscriber Lifetime Value prior periods prior to the nine months ended March 31, 2019, in order to explain why you believe such value is high.

The Company advises the Staff that the Company’s inclusion of Connected Fitness Subscriber Lifetime Value for the nine months ended March 31, 2019 was intended to be an illustrative data point to demonstrate that the Company’s unit economic model results in rapid payback.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

The Company’s statement that Connected Fitness Subscriber Lifetime Value is high relates to the Company’s belief that such value is high in relation to the Company’s Net Customer Acquisition Costs, not that the value is high in comparison to prior periods. Inclusion of this example was not intended to identify trend information. While the Company regularly reviews the components used to calculate this data point because the individual components, including the Company’s Subscription Contribution Margin and Average Net Monthly Connected Fitness Churn, represent key operational and business metrics that the Company uses to evaluate and manage its business performance, the Company does not consider Connected Fitness Subscriber Lifetime Value, which incorporates these components, to be a key operational and business metric. For these reasons, the Company does not believe that providing Connected Fitness Subscriber Lifetime Value for prior periods would be meaningful or useful for potential investors. However, to the extent potential investors wish to calculate this data point for prior periods included in the Draft Registration Statement, each variable required to calculate the Connected Fitness Subscriber Lifetime Value has been included in the Draft Registration Statement, including the formula used by the Company to obtain the illustrative data point for the nine months ended March 31, 2019. In response to the Staff’s comment, the Company has revised its disclosure on page 65 of Draft No. 2 to clarify that the example provided is intended to be an illustrative data point only.

10.

Where you discuss and define your Customer Acquisition Costs and in order to explain your efficient customer acquisition model, enhance this discussion to provide quantified historical information about costs over prior fiscal years, on a per customer or per cohort basis, to acquire or retain your customers given that your advertising and marketing costs have remained constant as a percentage of revenue and, according to your disclosure, are expected to increase.

The Company advises the Staff that as discussed on page 69 of the Draft Registration Statement, sales and marketing costs are only expected to increase on an absolute basis. The Company expects sales and advertising costs to remain constant as a percentage of revenue. The Company further advises the Staff that, much like Connected Fitness Subscriber Lifetime Value, the Company’s inclusion of Net Customer Acquisition Cost for the nine months ended March 31, 2019 was intended to be an illustrative data point to demonstrate that the Company’s efficient customer acquisition model. For these reasons, the Company does not believe that providing historical information about costs over prior fiscal years, on a per customer or per cohort basis, would be meaningful or useful for potential investors. To the extent potential investors wish to calculate Net Customer Acquisition Costs for prior periods included in the Draft Registration Statement, each variable required to calculate the Net Customer Acquisition Cost has been included in the Draft Registration Statement, including the formula used by the Company to obtain the illustrative data point for the nine months ended March 31, 2019. In response to the Staff’s comment, the Company has revised its disclosure on page 65 of Draft No. 2 to clarify that the example provided is intended to be an illustrative data point only.

Factors Affecting Our Performance, page 65

11.

Please describe known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. For example, discuss the potential effect of payments for content cost for past use, as it appears to be a recurring expense related to payments to licensors with whom you have not yet entered into agreements. In this regard, we note your risk factor on page 22 that “[i]n the past, [you] have entered into agreements that required [you] to make substantial payments to licensors to resolve instances of past use.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

The Company advises the Staff that the Company has included all material trends or uncertainties in the existing disclosure that have, or that it reasonably expects will have, a material favorable or unfavorable impact on the Company’s revenue or results of operations. The Company has not included a discussion of the potential effect of payments for content costs for past use as part of this disclosure because while the Company has in the past, from time to time, entered into agreements requiring the Company to make substantial payments to music rights holders in exchange for past use of their rights, none of these payments, in the broader context of the Company’s overall business, have had a material unfavorable impact on the Company’s revenue or results of operations. The Company believes that payments for past content use will decrease over time as the Company has entered into license agreements to obtain rights to use music in its service from a broad base of music rights holders, including with major record companies (including, but not limited to, Sony Music Entertainment, Universal Music Group, and Warner Music Group), independent record labels, major music publishers (including, but not limited to, Sony/ATV Music Publishing, Universal Music Publishing Group, and Warner/Chappell Music), and independent music publishers and administrators who collectively hold the rights to a significant number of sound recordings and musical compositions. The Company believes that entering into these license agreements has reduced, and will continue to reduce, the potential likelihood and magnitude of any future payments for past use of content. Further, as a result of the Company’s introduction of Crescendo, an internally developed program that allows instructors to create class playlists from a selection of songs licensed to the Company, with respect to music currently used by the Company on its platform, the Company anticipates it will be only required to make payments under go-forward license agreements because Crescendo allows instructors to select only songs that are currently licensed by the Company. Accordingly, the Company expects that content costs for past use would only be related to music usage from prior to when the Company introduced Crescendo and from rights holders for which we do not currently have a negotiated agreement for past usage in place. However, to the extent payments for content costs for past use represent a significant component of total expenses, or fluctuations in such expenses materially affect the amount of reported revenue in the future, the Company will discuss and quantify such fluctuations in the future filings with the Commission.

Results of Operations, page 70

12.

Where you identify two or more factors that contributed to material changes in financial statement line items, please expand your disclosures to quantify the individual impact of each factor; for example, we note you have identified several factors contributing to the increase in cost of revenue for Connected Fitness Products. Please refer to Item 303(a)(3)of Regulation S-K and SEC Release No. 33-8350.

The Company advises the Staff that, with the exception of the costs associated with the growth in the number of Connected Fitness Products, the Company has removed from the disclosure the list of factors contributing to the increase in the cost of revenue for Connected Fitness Products on pages 73 and 76 of Draft No. 2. These additional items are a subset of the costs associated with the growth in the number of Connected Fitness Products. The Company believes that elimination of these disclosures will help clarify the disclosure since these particular factors are subsumed within the category of costs associated with the growth in the number of Connected Fitness Products. Moreover, the factors removed from the disclosure simply represent absolute increases in costs due to growth and do not represent any unusual or infrequent transactions or trends.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

13.	Please tell us your consideration of disclosing the number and average selling price of Connected Fitness Products sold in your discussion and analysis of revenues on pages 72 and 75.

The Company advises the Staff that the Company has considered and determined that disclosing the number and average selling price of Connected Fitness Products sold in prior periods would not be meaningful or useful for potential investors. The Company does not, on a regular basis, review unit sales or the average selling price of those units sold, and does not use these measurements to evaluate and manage the Company’s business performance. While sales of units help attract potential customers onto the Company’s platform, act as a customer acquisition tool, and are viewed by the Company as an offset to the sales and marketing costs incurred to acquire a new subscriber to the Company’s platform, the Company’s business model is driven by subscription growth rather than unit sales or the average selling price of those units sold. For these reasons, the Company has chosen to include Connected Fitness Subscribers in the Draft Registration Statement as a key operational metric. The Company believes that this metric, rather than the number and average selling price of Connected Fitness Products sold, is a more meaningful indicator of the Company’s market penetration and growth.

14.

We note your disclosure on page 74 regarding the decrease in your other gross margin due to the impact in part of sales discounts related to your customer referral program. Please expand your disclosure to describe the referral program including sales discounts or other features offered.

In response to the Staff’s comment, the Company has revised its disclosure on page 73 of Draft No. 2 to clarify that the decrease in the Company’s other gross margin was primarily attributable to the increase in the Company’s apparel inventory reserves as a result of excess inventory that will be liquidated below cost rather than as a result of the impact of sales discounts related to the Company’s customer referral program. For the avoidance of doubt, the Company advises the Staff that sales discounts offered as part of the Company’s customer referral program, which it does not consider material, do not represent a separate performance obligation associated with any contract or contracts with customers.

Liquidity and Capital Resources, page 82

15.

Your discussion of net cash used in operating activities for the nine months ended March 31, 2019 references “…an $86.5 million increase in inventories due to increased inventory levels…driven by general growth…” It appears there were additional factors contributing to the significant increase in inventory during the period. Please expand your disclosure to provide more insight into the underlying drivers of the change in inventory between the periods presented.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

In response to the Staff’s comment, the Company has revised its disclosure on page 82 of Draft No. 2 to expand the disclosure to provide more insight into the underlying drivers of change in inventory between the periods presented.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 86

16.

Once you have an estimated offering price range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any difference between recent valuations of your common stock leading up to the planned offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

The Company advises the Staff that, once it has an estimated offering price range, it will provide an explanation of the reasons for any differences between the recent valuations of the Company’s common stock leading up to the planned offering and the midpoint of the estimated offering price range.

Business

Our Industry and Opportunity, page 93

17.

You state that you view your market opportunity in terms of a Total Addressable Market, or TAM, which you believe is the market you can reach over the long-term in your current and announced markets, and a Serviceable Addressable Market, or SAM, which you address with your current product verticals and price points. Please discuss the material assumptions and estimates underlying your calculation of TAM and SAM for each of the markets presented. In addition, we note your discussion of the favorable consumer trends and potential growth strategies that you anticipate will contribute to the growth of TAM and SAM; please also discuss the challenges and time frames associated with expanding your current geographies, building brand and product awareness, and developing new Connected Fitness Products and content in new fitness verticals.

The Company advises the Staff that in March 2019, the Company conducted an online survey of consumers across the United States, the United Kingdom, Germany, and Canada, surveying over 1,000 consumers in each market. Consumers who qualified for the Company’s study were (i) between the ages of 18 and 70 years old and (ii) had self-reported household annual pre-tax income of $50,000 or more, or the foreign equivalent. The Company used consumer responses to the survey as the basis for determining the Company’s total addressable market (“TAM”) and serviceable addressable market (“SAM”) by weighting the responses to population censuses based on age and/or income.

To calculate the Company’s TAM, the Company measured the percentage of respondents who reported having broadband internet and being open to subscription fitness, multiplied this percentage by total households represented in the survey, and then weighted the response based on the relevant population censuses.1

[1]

In the United States, the population census used included both age and income. Due to a lack of nested age and income data in the United Kingdom, Germany, and Canada, the population censuses used to determine TAM in these countries included only income, as the Company assumes that an insignificant portion of the population has above a $50,000 annual household income and falls outside of the designated 18 to 70-year-old age range.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

To calculate the Company’s SAM, the Company measured the percentage of the TAM population who expressed interest in purchasing products within existing categories from Peloton. To make a conservative, but reasonable, estimate of a respondent’s likelihood to purchase a product, the Company made the following adjustments: (1) adjusted down by 1 percentage point if the respondent’s response to the question relating to how much he or she would pay for a Peloton product was below the mean stated price by one standard deviation or more; (2) adjusted down by industry probability purchase assumptions with the probabilities as follows (i) “Definitely would buy” = 72% likeliness to buy; (ii) “Probably would buy” = 27% likeliness to buy; (iii) “Might or might not buy” = 9% likeliness to buy; (iv) “Probably will not buy” = 3% likeliness to buy; and (v) “Definitely will not buy” = 1% likeliness to buy; and (3) adjusted down based on “tie break” questions such as if the respondent expressed interest in multiple products but later said he or she would only buy one. Once each respondent’s probability of purchasing each product was determined, the Company weighted the responses based on the relevant population.2 The Company calculates the expected SAM for the product portfolio by multiplying the average weighted purchase probability for each product by total country TAM.

While the Company views expansion into new geographies, building brand and product awareness, and developing new Connected Fitness Products and content in new fitness verticals as important growth strategies which contribute to the growth of the Company’s TAM and SAM, the Company acknowledges that these growth strategies present certain challenges. The Company has noted the challenges on pages 65 and 66 of the Draft Registration Statement in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance.” For example, in winter of 2019, the Company will expand its geographic footprint into Germany, which will require the Company to invest significant funds in sales, marketing, infrastructure, and personnel. In addition to increased costs, continued international expansion will subject the Company to a variety of risks including local competition, difficulty in creating localized content, protecting and licensing intellectual property rights in new jurisdictions, offering multilingual customer support, managing complex delivery logistics, and difficulties in understanding and complying with foreign laws, regulations, and customs.

The Company will also be required to invest resources and time to increase growth of brand and product awareness in new and existing markets. The Company continuously invests to build its brand and increase product awareness through television, digital and social media marketing as well as through expansion of the Company’s showrooms and investment in member engagement in order to support word-of-mouth referrals, which represents one of the Company’s largest sales channels. Any negative publicity that the Company experiences could tarnish the brand and impact sales, requiring the Company to expend additional resources to rebuild its brand reputation. While the Company has continued to broaden its demographic appeal, it requires significant time to educate potential customers on the benefits of interactive fitness and help them understand the value proposition of the Company’s products and services. As the Company expands into new markets where the Peloton brand and reputation are not pre-established, the Company will need to work efficiently to ensure growth of brand and product awareness and to gain traction and market share, or it could risk losing the significant expenses incurred to facilitate expansion.

[2]	See footnote 1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

The Company is also currently investing in research and development for potential new Connected Fitness Products and content in new fitness verticals. While new products and content in new verticals represent a potential avenue for continued growth, such activities require significant investment in research, product development, and new content and sales and marketing and also subject the Company to a variety of risks, including changing consumer preferences. To the extent consumer preferences shift rapidly to different types of fitness and wellness offerings or away from these offerings altogether, the Company’s growth could be slowed and the Company could risk losing the significant expenses incurred to develop new Connected Fitness Products and content in new fitness verticals.

Growth Strategies, page 96

18.	Please tell us how you measured the 67% aided brand awareness disclosed here and throughout your registration statement.

The Company advises the Staff that the Company has engaged a third-party research firm to conduct randomized interviews over a three-year period to evaluate brand awareness and engagement. The third-party research firm arrived at the 67% aided brand awareness metric by conducting randomized interviews from August 31, 2016 until April 15, 2019, resulting in an aggregate of approximately 20,000 interviews during this period. Those interviewed were randomly selected from a subset of the third-party research firm’s database using certain parameters, including age, income level, and likelihood of purchasing a subscription or membership to a fitness program while excluding individuals employed by potential competitors. As part of the survey, the third-party research firm had participants select from a populated list which included brands of exercise equipment, exercise programs or exercise apps that they had heard of. This populated list included the name of the Company as a potential selection. The third-party research firm collected this raw interview data and used it to calculate the 67% aided brand awareness metric included in the Draft Registration Statement.

Management

Nominating and Corporate Governance Committee, page 115

19.	Please address the extent to which diversity is a factor in the committee’s process for identifying and evaluating director nominees. See Item 407(c)(vi) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 115 of Draft No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

Description of Capital Stock

Restated Certificate of Incorporation and Restated Bylaw Provisions, page 137

20.

We note the disclosure about your prospective forum selection provision. Please confirm that this provision does not apply to actions arising under the Securities Act, as you suggest on page 45. In addition, please revise your disclosure here and on pages 44-45 so that it is consistent, and ensure that such disclosure is consistent with the provision that will appear in your amended and restated certificate of incorporation that will be effective upon completion of the offering. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the restated certificate of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company has revised its disclosure on pages 45 and 138 of Draft No. 2 to address the Staff’s comment. The Company supplementally advises the Staff that the forum selection provision to be included in the Company’s restated certificate of incorporation that will be effective upon the completion of the Company’s offering is not intended to, and will not legally function to, preclude the filing of claims under the Securities Act of 1933, as amended (the “Securities Act”), or Securities Exchange Act of 1934, as amended (the “Exchange Act”), in U.S. federal court. The Company confirms that the restated certificate of incorporation to be effective upon completion of the Company’s offering will clarify that the forum selection clause shall not be construed to preclude stockholders that assert claims under the Securities Act, or any successor thereto, or the Exchange Act, or any successor thereto, from bringing such claims in state or federal court, subject to applicable law.

Audited Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-4

21.

Please revise the face of the statement to disclose the net loss applicable to common stockholders. Refer to Staff Accounting Bulletin Topic 6:B. This comment also applies to your Condensed Consolidated Statement of Operations and Comprehensive Loss on page F-34.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-4 and F-35 of Draft No. 2 to disclose the net loss applicable to common stockholders.

Note 2. Summary of Significant Accounting Policies

Stock Based Compensation, page F-10

22.

Please expand your disclosure regarding stock options exercised early to address your accounting for compensation over the remaining vesting period, whether or not the stock is subject to repurchase and how shares exercised early are reflected in outstanding common stock for accounting and disclosure purposes. In addition, please tell us and expand your disclosure as appropriate, to explain your consideration of early exercises of stock options in assessing the fair value of common stock underlying your stock options, including how early exercise factored into the assumptions used in Black Scholes and the reason for such treatment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

The Company advises the Staff that the Company recognizes stock-based compensation for service-based awards on a straight-line basis over the requisite service period. The early exercise of stock options does not impact the timing or recognition of the Company’s stock-based compensation expense. Shares purchased pursuant to early exercise are subject to repurchase until those shares vest. Shares subject to repurchase are not considered outstanding for accounting purposes within the Company’s basic and diluted earnings per share calculation and consistent with ASC 260-10-45-60, the Company therefore considers shares subject to repurchase as participating securities and applies the two-class method in calculating basic and diluted earnings per share. In response to the Staff’s comment, the Company has revised its disclosure on pages F-12, F-13, F-27 and F-54 of Draft No. 2. The Company uses the simplified method for calculating the expected term assumption used in the Black-Scholes option pricing model. The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. In line with the guidance ASC 718-10-55-31, the Company looks at various factors, including early exercise activity. The Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time stock-based awards have been exercisable. As a result, for stock options, the Company has used the simplified method to calculate the expected term estimate based on the vesting and contractual terms of the stock option. Under the simplified method, the expected term is equal to the average of the stock-based award’s weighted-average vesting period and its contractual term.

Commitments and Contingencies, page F-11

23.

Your disclosure indicates if a loss is reasonably possible and the loss or range of loss can be reasonably estimated you disclose the possible loss. Please tell us what consideration you give to disclosing reasonable possible losses where an estimate cannot be made. Refer to ASC 450-20-50-3 and 4.

The Company advises the Staff that from time to time the Company is subject to litigation, claims and other contingencies which can arise and result in a loss. As more fully disclosed in the Company’s disclosure in the Draft Registration Statement in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates,” the Company reviews the developments in its contingencies that could affect the amount of the reasonably possible losses disclosed. The Company makes adjustments to its disclosure to reflect the impact of negotiation, settlements, court rulings, advice of internal and outside legal counsel, and updated information. Significant judgment is required by management to determine the estimated amount of loss. As the ultimate resolution of contingencies is inherently unpredictable, these assessments can involve a series of complex judgments about future events that may not materialize for years. Management takes into account the stage of the litigation, claim or contingency as well as materiality in determining if a reasonable estimate cannot be made due to the aforementioned uncertainties.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

Note 9. Commitments and Contingencies

Legal Proceedings, page F-22

24.	Please tell us your consideration of disclosing the lawsuit filed against you by VR Optics discussed on page 108. Please refer to ASC 450-20-50.

The Company advises the Staff that it has considered the guidance in ASC 450-20-50-4 and has determined that the VR Optics matter does not require disclosure under ASC 450-20-50-4 because the likelihood of a material loss is remote. Management has not recorded an accrual for this matter and is unable to estimate a range of reasonably possible loss. While the Company has concluded that the likelihood of a material loss is remote under ASC 450-20-50-4, the Company has included a reference to the VR Optics matter in the legal proceedings disclosure of the Draft Registration Statement because the Company determined that potential investors should be made aware of the matter based on the nature of the claim. The VR Optics matter involves claims of patent infringement so, while the likelihood of a material loss is remote under ASC 450-20-50-4, the magnitude of such loss could be great in the event that the matter was settled or adjudicated in a manner unfavorable to the Company.

Content Costs for Past Use Reserve, page F-22

25.

We note you are subject to minimum guarantee royalty payments under certain music license agreements of $1.4 million in fiscal year 2019 and $1.4 million through fiscal year ending June 30, 2021 and royalty payments are recorded based on going forward music license agreements. Please disclose your accounting policy for music royalty fees. In this regard we note you disclose these fees are your largest subscription variable cost. Please clarify if your accounting for royalty payments includes prepaid royalties, estimates and accruals on a license by license basis based on your music selections or otherwise. Further please disclose how you estimated the costs recorded for potential payments to licensors with whom you had not yet entered into agreements as of the end of the period.

In response to the Staff’s comment, the Company has revised its disclosure on page F-9 of Draft No. 2 to discuss the Company’s accounting policies relating to music royalty fees.

Note 10. Redeemable Convertible Preferred Stock and Stockholder’s Equity

Conversion, page F-24

26.

Your disclosure regarding the automatic conversion of preferred stock upon the consummation of a qualified initial public offering at a price of not less than $30 million is inconsistent with the disclosure in note 12 to the unaudited financial statements. Please revise or advise.

In response to the Staff’s comment, the Company has revised its disclosure on page F-25 of Draft No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

Unaudited Interim Condensed Financial Statements

Note 2. Summary of Significant Accounting Policies

Marketable Securities, page F-38

27.	Please advise us of the accounting literature supporting your policy of classifying investments with maturities beyond one year as current based on their highly liquid nature.

The Company advises the Staff that it considered ASC 210-10-45-1(f) to support the Company’s policy of classifying investments beyond one year as current based on such investments highly liquid nature. ASC 210-10-45-1(f) states that current assets generally include marketable securities representing the investment of cash available for current operations. As disclosed on F-39 of the Draft Registration Statement, the Company’s policy is that the Company’s marketable securities represent the investment of cash that is available for current operations.

Note 11. Commitments and Contingencies

Legal Proceedings, page F-48

28.	Please disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please refer to ASC 450-20-50-4.

In response to the Staff’s comment, the Company has revised its disclosure on page F-49 of Draft No. 2 to disclose a possible range of loss.

General

29.

Please disclose the basis for your statement on pages 5 and 95 that “[n]o other company is at the intersection of all these disciplines” when referring to your vertically integrated business, or revise to clarify this is your belief based upon your experience in the industry, if true.

In response to the Staff’s comment, the Company has revised its disclosures on pages 5 and 95 of Draft No. 2 to clarify that this statement is the Company’s belief based upon the Company’s experience in the industry.

30.	Please substantiate your statement that you are “the largest interactive fitness platform in the world,” and disclose the metric by which you made this determination.

The Company advises the Staff that it believes it is “the largest interactive fitness platform in the world” given the Company’s background, capital raised, website traffic, and social media interactions in comparison to its competitors. The interactive fitness market is a relatively new market. While fitness equipment manufacturers have existed since the 1970s and wearable fitness and tracking applications and devices became popular in the early 2000s, interactive fitness equipment was not on the market until the Company launched its first product in 2014. Since the Company’s incorporation in

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 3, 2019

2012, it has raised $994 million in capital, averages 175,000 website visits a month, and has over 470,000 Facebook followers. In comparison, the Company’s five closest competitors have raised an aggregate $366 million in capital, average an aggregate 79,000 monthly website visits, and have a total of 104,000 Facebook followers. Further, the Company’s closest competitor in capital raised, website traffic, and Facebook followers, has less than one million users, whereas the Company has 1.25 million members as of March 31, 2019. Based on these metrics and the fact that the Company launched its product in 2014 with its competitors launching in 2017 or later, resulting in the Company’s deeper penetration of the market, the Company believes that it has reasonable grounds to state that it is the largest interactive fitness platform in the world.

*    *    *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 389-4559.

Sincerely,

/s/ James D. Evans
James D. Evans

cc:	Via E-mail

Jill Woodworth, Peloton Interactive, Inc. (w/o enclosures)

Hisao Kushi, Peloton Interactive, Inc. (w/o enclosures)

Caitlin Johnston, Peloton Interactive, Inc. (w/o enclosures)

Cynthia C. Hess, Fenwick & West LLP (w/o enclosures)

James D. Evans, Fenwick & West LLP (w/o enclosures)

Ran D. Ben-Tzur, Fenwick & West LLP (w/o enclosures)